February 27, 2007

Elizabeth O'Connell, Chief Financial Officer
Churchill Ventures Ltd.
50 Revolutionary Road
Scarborough, NY 10510

      Re: **Churchill Ventures Ltd.**
             Amended Registration Statement on Form S-1
             File No. 333-135741
             Filed February 12, 2007

Dear Ms. O'Connell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   We note the new disclosure that Churchill may determine that it would acquire effective control of a target business without acquiring a majority of the securities of the target business. Please identify and explain the factors that Churchill will consider in determining whether it has acquired effective control. Please explain how the 80% test as set forth in the prospectus is consistent with the certificate of incorporation. Please add a risk factor on this point or explain why a risk factor is not warranted. We may have further comment.

Risk Factors, page 17

2.   Please clarify the circumstances where the board would not prepare a formal valuation and those circumstances where the board would prepare a formal valuation. When no valuation will be prepared, clarify the potential impact and risks to investors.

3.   Please explain how the board will satisfy the requirements of the certificate of incorporation where it does not provide its own formal valuation and quantitative analysis. We may have further comment.

Proposed Business, page 41

4.   We note the disclosure that you have "casually informed" business acquaintances that you are in the process of raising capital and the general structuring of the company. Please state the number of acquaintances that have been informed of the company. Clearly disclose the information provided to these acquaintances and state when such information was provided. We note the disclosure that you informed them that you were not yet permitted to start the search for a target business and that no one should do so on your behalf. Clarify whether there has been any subsequent communications between the parties. Clarify whether any of these business acquaintances have taken any affirmative steps in locating a potential target business. We may have further comment.

5.   Please provide disclosure in the prospectus regarding the directed share program that was attached with the cover letter.

Other

6.   Please provide a current consent of the independent accountants in any amendment.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Robert Steven Brown, Esq.
       Fax: (212) 371-5500